UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2004

PremierWest Bancorp
(Exact Name of Registrant as specified in its charter)

Oregon	000-50332	93 - 1282171
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

503 Airport Road, Medford, Oregon 97504
Address of Principal Executive Office

Registrant's telephone number including area code 541-618-6003

(Former name or former address, if changed since last report) Not applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On October 18, 2004, PremierWest issued a press release with respect to financial results for the third quarter 2004. A copy of the press release is attached as Exhibit 99

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.
(b)   Not applicable.
(c)   Exhibits.
(99)   Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIERWEST BANCORP
(Registrant)

Date: October 18, 2004   By: /s/ Tom Anderson
Tom Anderson
Senior Vice President and Chief Financial
Officer

EXHIBIT 99



Press Release

Additional Information Contact(s):		
John Anhorn	**Rich Hieb**	**Tom Anderson**
President & Chief Executive Officer	Executive Vice President & Chief Operating Officer	Senior Vice President & Chief Financial Officer
(541) 618-6020 john.anhorn@premierwestbank.com	(541) 618-6020 rich.hieb@premierwestbank.com	(541) 282-5190 tom.anderson@premierwestbank.com

ANOTHER SOLID QUARTER!
PREMIERWEST BANCORP ANNOUNCES
YEAR TO DATE NET PROFIT UP 44.3%

MEDFORD, OR - October 18, 2004 - PremierWest Bancorp (NASDAQ - PRWT) announced third quarter net income of $2,426,000, an increase of 47.7% when compared to the third quarter in 2003, and a 15.4% increase when compared to the immediately preceding quarter. Earnings per share on a fully diluted basis amounted to $0.15, $0.13, and $0.13 for the quarters ended September 30, 2004, June 30, 2004, and September 30, 2003, respectively.

PremierWest Bancorp earned $6,365,000 for the first nine months of 2004, an increase of 44.3% when compared to the $4,411,000 earned during the first nine months of 2003. Net income, on a fully diluted earnings per share basis, for the nine months ended September 30, 2004 and September 30, 2003 amounted to $0.41 and $0.34, respectively. Primarily as a result of the issuance of additional preferred shares late in 2003 and additional common shares related to our acquisition of Mid Valley Bank, average fully diluted shares outstanding the first nine months of 2004 exceeded the 2003 average share count by 2.8 million.

John Anhorn, President & Chief Executive Officer, stated "We are very pleased with our continued progress in implementation of our growth strategy. The successful integration of Mid Valley Bank, completed late in the second quarter, coupled with improved market penetration, is beginning to accelerate earnings as planned."

Third Quarter Results include:

- Strong Earnings (Third quarter up 47.7%; year-to-date up 44.3%)
- Substantial Loan Growth
- Improved Credit Quality
- Solid Core Deposit Growth
- Stable Net Interest Margin
- Improving Operating Efficiencies
- Expanded Market Presence

SUBSTANTIAL LOAN GROWTH

Total gross loans outstanding at September 30, 2004 were $635.3 million, an increase of $22.0 million, or 14.3% annualized when compared to the immediately preceding quarter of $613.4 million. Jim Earley, Senior Vice President & Credit Administrator stated, "Southern Oregon markets, primarily the Rogue Valley and Roseburg areas, provided the majority of the growth in loans during the quarter. However, our existing California network of branches, our recent openings in the Woodland, California and Bend, Oregon market areas, and the anticipated opening of a regional facility in Redding, California later this year, continue to provide enormous potential for growth."

IMPROVED CREDIT QUALITY

Asset quality continued a trend of improving quarter over quarter, as non-performing assets declined from $3.9 million at June 30, 2004 to $3.2 million at September 30, 2004. Non-performing assets were 0.41% of total assets at September 30, 2004, compared to 0.51% at June 30, 2004. The sale of other real estate at less than its carrying value resulted in a charge of $286,000 to earnings during the quarter, and a $995,000 reduction in other real estate owned. At September 30, 2004 the Company held two pieces of other real estate with a carrying value of approximately $550,000, with 98% of the value in one property. Non-performing loans increased slightly from $2.4 million at June 30, 2004 to $2.6 million at September 30, 2004, a result of the classification of one additional loan of less than $200,000 to non-accrual status.

The allowance for loan losses totaled $8.8 million at September 30, 2004, an increase of $144,000 when compared to the allowance at June 30, 2004, which totaled $8.7 million. As of September 30, 2004, the allowance was 1.38% of total gross loans and represented 336.3% of non-performing loans. Tom Anderson, Senior Vice President & Chief Financial Officer stated, "As a result of the continued improvement in credit quality, the provision for loan losses was reduced twenty five percent when compared to the immediately preceding quarter. We anticipate the provision to stabilize at its current level for the remainder of 2004."

SOLID CORE DEPOSIT GROWTH

Total deposits grew to $670.9 million at September 30, 2004, compared to $660.4 million at June 30, 2004. The increase of $10.5 million represents a 6.3% annualized growth rate. Non-interest bearing deposit growth continues to outpace total deposit growth and is an increasingly significant segment of the Bank's total deposits. At September 30, 2004, non-interest bearing deposits totaled $176.8 million or 26.3% of total deposits, an increase of $6.8 million or 15.9%, (annualized) from June 30, 2004.

Executive Vice President & Chief Operating Officer, Richard Hieb, stated, "Building strong customer relationships through exceptional customer service is a cornerstone to our growth plans, and is one of the key factors in the success we have achieved in increasing our core deposit base". Hieb further stated "The recent introduction of free checking accounts and Bill Pay services for our consumer accounts should further strengthen this important segment of our customer base during the next several quarters."

STABLE NET INTEREST MARGIN

Net interest income for the three month period ended September 30, 2004 was $9.6 million, resulting in a tax-equivalent net interest margin of 5.73%, a 29 basis point increase when compared to the same three month period in 2003.

Senior Vice President & Chief Financial Officer Tom Anderson stated, "Significant growth in loans outstanding, a 7 basis point decline in the cost of funding, and the collection of approximately $300,000 of interest on a loan previously classified as non-accrual all contributed to the improved margin." Absent the non-recurring $300,000 item, the net interest margin for the current quarter would have totaled $9.3 million, or 5.55% (tax adjusted). This change represented an increase of $578,000 and 40 basis points when compared to the immediately preceding quarter when the net interest margin was $8.7 million or 5.15%, tax adjusted. The net interest margin for the first nine months of 2004, adjusted for tax sensitive items, was 5.38% or $26.3 million.

IMPROVING OPERATING EFFICIENCIES

Despite the additional expenses associated with the expansion of our branch network into the Woodland, California and Bend, Oregon markets, and the opening of a Roseburg, Oregon finance company office, we achieved modest improvement in our efficiency ratio when measured against the preceding quarter. This important ratio for the quarter ended September 30, 2004 was 66.67%, compared to 68.06% for the quarter ended June 30, 2004 and 66.39% for the same period in 2003. The ratio for the first nine months of 2004 was 67.55%, a 40 basis point improvement when compared to the first nine months of 2003 when the ratio was 67.95%.

EXPANDED MARKET PRESENCE

Rich Hieb stated, "During the last two quarters we have assembled a team of well respected bankers to introduce PremierWest Bank to the Woodland, California and Bend, Oregon markets. Our entrance into Bend was encouraged by a group of strong business leaders searching for a responsive service-oriented community bank. The Bend office which is currently operating from temporary facilities will be located in the Old Mill District and is expected to be completed by the 1st of November. The Woodland, California office will be located on the ground floor of the three story, 35,000 square foot Woodland Corporate Center professional office building. In addition to a full service branch, a 24 hour ATM will be available at the new facility. We expect to be occupying the new facility in mid-November. This branch currently operates out of temporary space in the same building." Hieb also stated "Our 5th Premier Finance Company office opened during the quarter in the Roseburg, Oregon market. The office is located at 350 NE Garden Valley Blvd, Suite A."

ABOUT PREMIERWEST BANCORP

PremierWest Bancorp (NASDAQ: PRWT) is a financial services holding company headquartered in Medford, Oregon. We operate primarily through our subsidiary PremierWest Bank. Recognized as one of the fastest growing banks in the Pacific Northwest, PremierWest offers a full array of financial products and services through a network of full service banking offices located primarily along the Interstate 5 freeway corridor between Eugene, Oregon and Sacramento, California.

Additionally, PremierWest offers expanded banking related services through our two subsidiaries Premier Finance Company and PremierWest Investment Services, Inc. Premier Finance Company operates from offices in Medford, Klamath Falls, Grants Pass, Roseburg and Portland, Oregon. PremierWest Investment Services operates in all of the bank's community-focused market areas.

PremierWest Bank was created following the merger of the Bank of Southern Oregon and Douglas National Bank in May of 2000. In April of 2001, Bancorp acquired Timberline Bancshares, Inc. and its wholly-owned subsidiary, Timberline Community Bank, with eight branch offices located in Siskiyou County in northern California. In January of 2004, PremierWest acquired Mid Valley Bank with five branch offices located in the northern California counties of Shasta, Tehama, and Butte.

This report contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in these statements. The forward-looking statements are made pursuant to the safe harbor provisions of Section 21D of the Securities Exchange Act of 1934, as amended. Those forward looking statements are based on management's assumptions and projections, and are sometimes identifiable by the use of the words, "expect to", "plan", "will", "believe" and words of similar predictive nature. Because management's assumptions and projections are based on anticipation of future events, you should not place undue emphasis on forward-looking statements, and you should recognize that those statements are effective only as of the date of this release. You should anticipate that our actual performance may vary from those projections, and variations may be material and adverse. You should not rely solely on forward looking statements in evaluating an investment or prospective investment, and you should consider all uncertainties and risks discussed in the filings of PremierWest Bancorp with the Securities and Exchange Commission ("SEC"). Risks that may cause our results to differ materially and adversely from management's expectations discussed here are general economic conditions in our market area and broader economic changes regionally and nationally, as well as the effect of bank regulatory changes. PremierWest undertakes no obligation to update any forward-looking statements contained herein.

PREMIERWEST BANCORP
FINANCIAL HIGHLIGHTS

(All amounts in 000's, except per share data)

(unaudited)

EARNINGS AND PER SHARE DATA

For the Three Months Ended September 30

	2004	2003	Change	% Change	For the three months ended June 30 2004	Change	% Change
Interest income	$ 11,227	$ 8,169	$ 3,058	37.4%	$ 10,346	$ 881	8.5%
Interest expense	1,599	1,538	61	4.0%	1,596	3	0.2%
Net interest income	9,628	6,631	2,997	45.2%	8,750	878	10.0%
Provision for possible loan losses	150	300	(150)	-50.0%	200	(50)	-25.0%
Noninterest income	1,687	1,599	88	5.5%	1,696	(9)	-0.5%
Noninterest expense	7,544	5,464	2,080	38.1%	7,107	437	6.1%
Pre-tax income	3,621	2,466	1,155	46.8%	3,139	482	15.4%
Provision for income taxes	1,195	824	371	45.0%	1,036	159	15.3%
Net income	$ 2,426	$ 1,642	$ 784	47.7%	$ 2,103	$ 323	15.4%
Basic earnings per share	$ 0.16	$ 0.13	$ 0.03	23.1%	$ 0.14	$ 0.02	14.3%
Diluted earnings per share	$ 0.15	$ 0.13	$ 0.03	23.1%	$ 0.13	$ 0.02	15.4%
Average shares outstanding--basic	14,579,630	12,765,146	1,814,484	14.2%	14,563,273	16,357	0.1%
Average shares outstanding--diluted	15,787,918	12,906,668	2,881,250	22.3%	15,761,146	26,772	0.2%

For the Nine Months Ended September 30

	2004	2003	Change	% Change
Interest income	$ 31,093	$ 23,941	$ 7,152	29.9%
Interest expense	4,752	4,973	(221)	-4.4%
Net interest income	26,341	18,968	7,373	38.9%
Provision for possible loan losses	650	900	(250)	-27.8%
Noninterest income	4,934	4,530	404	8.9%
Noninterest expense	21,125	15,966	5,159	32.3%
Pre-tax income	9,500	6,632	2,868	43.2%
Provision for income taxes	3,135	2,221	914	41.2%
Net income	$ 6,365	$ 4,411	$ 1,954	44.3%
Basic earnings per share	$ 0.43	$ 0.35	$ 0.09	25.7%
Diluted earnings per share	$ 0.41	$ 0.34	$ 0.05	14.7%
Average shares outstanding--basic	14,391,456	12,757,601	1,633,855	12.8%
Average shares outstanding--diluted	15,581,962	12,819,341	2,762,621	21.6%

SELECTED FINANCIAL RATIOS

(annualized)

For the Three Months Ended September 30	2004	2003	Change	For the three months ended June 30, 2004	Change
Yield on average gross loans (1)	7.02%	7.42%	(0.39)	6.78%	0.24
Yield on average investments (1)	2.78%	2.63%	0.15	2.37%	0.41
Total yield on average earning assets (1)	6.68%	6.69%	(0.02)	6.14%	0.54
Cost of average interest-bearing deposits	1.23%	1.50%	(0.26)	1.25%	(0.02)
Cost of average borrowings	3.54%	2.89%	0.64	2.88%	0.66
Total cost of average deposits and borrowings	0.95%	1.26%	(0.32)	1.02%	(0.07)
Net interest spread	5.73%	5.43%	0.30	5.12%	0.61
Net interest margin (1)	5.73%	5.44%	0.29	5.15%	0.58
Return on average equity	11.18%	12.39%	(1.21)	9.35%	1.83
Return on average assets	1.26%	1.20%	0.05	1.05%	0.21
Efficiency ratio (2)	66.67%	66.39%	0.28	68.06%	(1.39)

For the Nine Months Ended September 30

	2004	2003	Change		
Yield on average gross loans (1)	6.83%	7.39%	(0.55)		
Yield on average investments (1)	2.45%	3.09%	(0.64)		
Total yield on average earning assets (1)	6.34%	6.74%	(0.41)		
Cost of average interest-bearing deposits	1.22%	1.66%	(0.44)		
Cost of average borrowings	3.03%	2.79%	0.26		
Total cost of average deposits and borrowings	0.97%	1.40%	(0.42)		
Net interest spread	5.37%	5.35%	0.01		
Net interest margin (1)	5.38%	5.36%	0.04		
Net charge-offs to average loans	0.58%	0.09%	0.49		
Allowance for loan losses to loans	1.38%	1.26%	0.12		
Allowance for loan losses to non-performing loans	336.33%	455.99%	(119.66)		
Non-performing loans to total loans	0.41%	0.28%	0.13		
Non-performing assets/total assets	0.41%	0.41%	(0.00)		
Return on average equity	10.20%	11.41%	(1.22)		
Return on average assets	1.14%	1.11%	0.04		
Efficiency ratio (2)	67.55%	67.95%	(0.40)		

Notes:

(1) Tax equivalent at a 34% rate

(2) Non-interest expense divided by net interest income plus non-interest income

BALANCE SHEET At September 30	2004	2003	Change	% Change	Balance Sheet at June 30 2004	Change	% Change
Fed funds sold and investments	$ 43,353	$ 78,695	$ (35,342)	-44.9%	$ 65,965	$ (22,612)	-34.3%
Gross loans	635,338	425,216	210,122	49.4%	613,358	21,980	3.6%
Reserve for loan losses	(8,795)	(5,367)	(3,428)	63.9%	(8,651)	(144)	1.7%
Net loans	626,543	419,849	206,694	49.2%	604,707	21,836	3.6%
Other assets	99,360	60,692	38,668	63.7%	104,898	(5,538)	-5.3%
Total assets	$ 769,256	$ 559,236	$ 210,020	37.6%	$ 775,570	$ (6,314)	-0.8%
Non-interest-bearing deposits	$ 176,754	$ 109,434	$ 67,320	61.5%	$ 169,986	$ 6,768	4.0%
Interest-bearing deposits	494,155	361,326	132,829	36.8%	490,444	3,711	0.8%
Total deposits	670,909	470,760	200,149	42.5%	660,430	10,479	1.6%
Borrowings	2,579	29,738	(27,159)	-91.3%	23,002	(20,423)	-88.8%
Other liabilities	7,948	5,118	2,830	55.3%	6,988	960	13.7%
Stockholders' equity	87,820	53,620	34,200	63.8%	85,150	2,670	3.1%
Total liabilities and stockholders' equity	$ 769,256	$ 559,236	$ 210,020	37.6%	$ 775,570	$ (6,314)	-0.8%
Period end shares outstanding **(1)**	15,602,076	12,769,077	2,832,999	22.2%	15,574,979	27,097	0.2%
Book value per share	$ 5.63	$ 4.20	$ 1.43	34.0%	$ 5.47	$ 0.16	2.9%
Allowance for loan losses:							
Balance beginning of period	$ 5,467	$ 4,838	$ 629	13.0%	$ 5,467	$ -	0.0%
Acquired from merger with Mid Valley Bank	$ 6,085	$ -	$ 6,085	n/a	$ 6,085	$ -	n/a
Provision for loan losses	650	900	(250)	-27.8%	500	150	30.0%
Net (charge-offs) recoveries	(3,407)	(371)	(3,036)	818.3%	(3,400)	(7)	0.2%
Balance end of period	$ 8,795	$ 5,367	$ 3,428	63.9%	$ 8,651	$ 144	1.7%
Non-performing assets:							
Non-performing loans	$ 2,615	$ 1,177	$ 1,438	122.2%	$ 2,409	$ 206	8.6%
Real estate owned	550	1,142	(592)	-51.8%	1,545	(995)	-64.4%
Total non-performing assets	$ 3,165	$ 2,319	$ 846	36.5%	$ 3,954	$ (789)	-20.0%

Notes:

(1) Amounts for September 30, 2004 and June 30, 2004 include 11,000 shares of preferred stock issued November 17, 2003 as if converted into common stock at a conversion rate of 91.875 to 1 for a total of 1,010,625 shares of common stock.

AVERAGE BALANCE SHEET For the Three Months Ended September 30	2004	2003	Change	% Change	For the three months ended June 30, 2004	Change	% Change
Average fed funds sold and investments	$ 55,002	$ 75,254	$ (20,252)	-26.9%	$ 77,140	$ (22,138)	-28.7%
Average loans, gross	623,305	418,860	204,445	48.8%	600,664	22,641	3.8%
Average total assets	769,100	545,864	223,236	40.9%	761,950	7,150	0.9%
Average non-interest-bearing deposits	174,470	103,957	70,513	67.8%	165,047	9,423	5.7%
Average interest-bearing deposits	490,599	354,323	136,276	38.5%	481,001	9,598	2.0%
Average total deposits	665,069	458,280	206,789	45.1%	646,048	19,021	2.9%
Average total borrowings	9,821	29,471	(19,650)	-66.7%	24,339	(14,518)	-59.6%
Average stockholders' equity	86,771	52,996	33,775	63.7%	84,424	2,347	2.8%
For the Nine Months Ended September 30							
Average fed funds sold and investments	$ 73,213	$ 72,436	$ 777	1.1%			
Average loans, gross	586,746	406,309	180,437	44.4%			
Average total assets	742,780	531,258	211,522	39.8%			
Average non-interest-bearing deposits	161,184	96,852	64,332	66.4%			
Average interest-bearing deposits	470,242	345,953	124,289	35.9%			
Average total deposits	631,426	442,805	188,621	42.6%			
Average total borrowings	19,874	32,108	(12,234)	-38.1%			
Average stockholders' equity	83,236	51,530	31,706	61.5%			